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                                                                     EXHIBIT 4.3



                                 WONDER CHINA INVESTMENTS LIMITED
                                 C/O 16/F, FAR EAST CONSORTIUM LTD
                                 121 DES VOUEX ROAD, CENTRAL
                                 HONG KONG
                                 TEL: 852-28500600 FAX: 852-28150412



Date: 2nd October 2002

New China Homes Ltd
2255 Glades Road
Suite 112E, Boca Radon, F133431
Tel: 561-983-9910
Fax: 561-989-8544

Attention: Mr. Trevor Bedford

Dear sirs,

SALES AND PURCHASE AGREEMENT DATED 30TH MARCH 2001 FOR THE ENTIRE ISSUED & PAID US SHARE CAPITAL AND DEBTS IN TOP TREND DEVELOPMENT LTD BY AND BETWEEN NEW CHINA HOMES LIMITED AND WONDER CHINA INVESTMENTS LIMITED.

We refer to the abovesaid agreement and your letter dated 30th September 2002 on the proposed cancellation of the same.

We hereby confirm and agree to cancel the subject agreement under the following terms and conditions:

     1. The deposit of HK$1,280,000 paid to your company upon signing of the sales and purchase agreement must be refunded within 30 days from the date of your acceptance of this cancellation. Failing which, we reserve the right to charge interest at the prevailing market rate from due date;

     2.   the Promissory Note, which has lapsed will become null and void; and

     3. both parties should have no further claims against each other, other than the cost and expenses incurred relating to the abovesaid cancellation as a result of the breach of warranties which shall be borne by New China Homes Ltd.



Yours faithfully,                           Agreed by:





/s/ Steven Kwan                             /s/ Trevor Bedford
------------------------------------        ------------------------------------
Director                                    Director
For and behalf of                           For and behalf of
Wonder China Investments Ltd                New China Homes Limited